UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

JA Solar Holdings Co., Ltd.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-33290	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

No. 36, Jiang Chang San Road

Zhabei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Mr. Hexu Zhao

Tel: +86 (21) 6095-5999

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1.         Conflict Minerals Disclosure

Item 1.01.         Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

We are filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period January 1, 2013 to December 31, 2013 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i) columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, unless the U.S. Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or an adjoining country; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).

Reasonable Country of Origin Inquiry

Form SD requires that an issuer’s reasonable country of origin inquiry must be conducted in good faith and reasonably designed to determine whether the issuer’s conflict minerals originated in the Covered Countries, or are from recycled or scrap sources. As described below, in reaching the conflict minerals country of origin determination, we designed and implemented our reasonable country of origin inquiry in accordance with Form SD and the guidance provided by the U.S. Securities and Exchange Commission.

We: (i) listed out the materials and equipment used during the production of our products; (ii) determined which conflict minerals were necessary to the functionality or production of products manufactured or contracted to be manufactured by us (“necessary conflict minerals”); (iii) identified the suppliers whose products contained necessary conflict minerals; (iv) requested that these suppliers provide information on where they obtained their products and materials that contained conflict minerals and requested that they provide certificates of origin for these products and materials; and (v) analyzed whether the necessary conflict minerals used by us during the Reporting Period may have originated from the Covered Countries or whether they were from recycled or scrap sources.

We determined that during the Reporting Period, the only conflict materials necessary to the functionality or production of products manufactured or contracted to be manufactured by us was tin. Tin-coated copper ribbon used in the production of solar modules uses tin. We have made inquiries with all our suppliers of tin-coated copper ribbon about the source of the tin used in their products and further requested that these suppliers provide certificates of origin for the tin contained in their products. We do not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

Determination

Based on the information we have collected, we believe that during the Reporting Period, we have no reason to believe that our necessary conflict materials may have originated from the Covered Countries.

Website Availability

The contents of this Form SD may be accessed publicly at http://investors.jasolar.com/.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

JA Solar Holdings Co., Ltd.

By	:	/s/ Hexu Zhao
Name	:	Hexu Zhao
Title	:	Chief Financial Officer

Date: July 2, 2014

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